Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS TEMPORARILY PAUSES RECRUITMENT OF NEW PATIENTS INTO ASLAN004 STUDY DUE TO COVID-19

-	ASLAN intends to resume screening as soon as government restrictions are lifted and is taking steps to open sites in Australia to accelerate recruitment
-	Study remains on track to report interim, unblinded data from all 3 dose cohorts in MAD study in 3Q 2020

Singapore, 13 April 2020 – ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497), a clinical-stage immunology and oncology focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced that recruitment of new patients into its randomised, double-blind, placebo-controlled multiple ascending dose (MAD) study of ASLAN004 in moderate to severe atopic dermatitis has been paused in light of recently imposed government restrictions in Singapore to contain the spread of the coronavirus disease (COVID-19). ASLAN does not currently expect these measures to materially affect the projected timelines for the readout of interim, unblinded data later this year.

ASLAN was recruiting patients into the second of three dose cohorts. Clinical studies in Singapore, other than those related to COVID-19, have paused recruitment in line with the recent restrictions on movement of the public to contain the spread of COVID-19. ASLAN intends to resume screening of new patients as soon as these restrictions are lifted, which is currently due to take place on 4 May 2020.

In parallel, ASLAN has identified several clinical sites in Australia, which could join the study mid-year to accelerate recruitment.

Dr Carl Firth, Chief Executive Officer, ASLAN Pharmaceuticals, said: “It is vital that hospitals and other medical services focus their limited resources on helping the millions affected by COVID-19. We are hopeful that by taking these necessary measures, the outbreak will soon be brought under control and we can resume our studies safely.

Ends

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6571 2021

Email: ASLAN@spurwingcomms.com

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497) is a clinical-stage immunology and oncology focused biopharmaceutical company developing innovative treatments to transform the lives of patients. Led by a senior management team with extensive experience in global development and commercialisation, ASLAN has a clinical portfolio comprised of a first in class monoclonal therapy, ASLAN004, that is being developed in atopic dermatitis and other immunology indications, and a small molecule inhibitor targeting oncology. ASLAN’s partners include Almirall, Array BioPharma, Bristol-Myers Squibb, and CSL. For additional information please visit www.aslanpharma.com.

Forward looking statements

This release and the accompanying financial information, if any, contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy, the Company’s plans to develop and commercialise its product candidates, the safety and efficacy of the Company’s product candidates, the Company’s plans and expected timing with respect to regulatory filings and approvals, and the size and growth potential of the markets for the Company’s product candidates. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation the risk factors described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s prospectus dated May 8, 2018 filed with the US Securities and Exchange Commission on such date.

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